EXHIBIT 12.1

ASSURANT, INC.

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

(in millions of U.S. dollars except for ratio amounts)

	2006	2007	2008	2009	2010	September 30, 2011
Income before income taxes	$1,095.7	$1,011.0	$563.3	$709.6	$606.4	$461.9
Fixed charges	74.6	73.9	73.5	74.6	73.8	52.9

Income as adjusted	$1,170.3	$1,084.9	$636.8	$784.2	$680.2	$514.8
Fixed charges:
Interest expense, including discount amortization and preferred stock dividends (1)	$61.2	$61.2	$61.0	$60.7	$60.6	$45.3
Portion of rents representative of an appropriate interest factor	13.4	12.7	12.5	13.9	13.2	7.6

Total fixed charges	$74.6	$73.9	$73.5	$74.6	73.8	$52.9

Ratio of consolidated earnings to fixed charges	15.69	14.68	8.66	10.51	9.22	9.73

1.	Preferred stock issued is recorded as a liability, thus the corresponding dividend is recorded as interest expense.

12.1-1